Exhibit 99.1

Mingteng International Corporation Inc. Announces Financial Results for Fiscal Year 2024

Wuxi, China, April 30, 2025 /PRNewswire/ -- Mingteng International Corporation Inc. (Nasdaq: MTEN) (the “Company” or “Mingteng International”), an automotive mold developer and supplier in China, today announced its financial results for the fiscal year ended December 31, 2024.

Mr. Yingkai Xu, Chairman and Chief Executive Officer of Mingteng International, remarked, “In fiscal year 2024, we made several strategic decisions, including expanding our production capacity and increasing our workforce, to adapt to evolving market dynamics and rising competition. While these initiatives resulted in higher investments and operating expenses, we achieved solid revenue growth of 23.0%, underscoring the effectiveness of our business strategy and the strength of our long-standing relationships with major customers. Notably, our machining services have become a key growth driver due to prioritized resource allocation. This segment grew by an impressive 327.6% during this year, surpassing our mold repair business to become the second-largest revenue contributor, accounting for the 21.2% of total revenue in fiscal year 2024.

As a result of scaling up our operations, our cost of revenues rose at a faster pace. However, we managed to maintain a healthy gross margin above 30%, despite increased costs and relatively stable selling prices. This demonstrates our ability to sustain profitability while building a strong business foundation for the future growth. Overall, we remained committed to our core strengths in technical expertise, service reputation, and product quality, even in the face of external challenges. The past year was a transformative for Mingteng International, marked by significant expansion, we believe these efforts have laid a robust foundation for long-term, sustainable growth. Backed by the dedication of our team and the successful execution of our strategic initiatives, we are confident in our ability to unlock further development opportunities and elevate our business to the next level with enhanced capabilities and infrastructure.”

Fiscal Year 2024 Financial Summary

Total revenue was $10.12 million in fiscal year 2024, an increase of 23.0% from $8.23 million in the fiscal year 2023.

Gross profit was 3.07 million in fiscal year 2024, compared to $3.32 million in fiscal year 2023.

Gross margin was 30.3% in fiscal year 2024, compared to 40.4% in fiscal year 2023.

Net loss was $5.68 million in fiscal year 2024, compared to net income $1.51 million in fiscal year 2023.

Basic and diluted losses per share were $0.97 in fiscal year 2024, compared to basic and diluted earnings per share $0.30 in fiscal year 2023.

Fiscal Year 2024 Financial Results

Revenues

Total revenue was $10.12 million in fiscal year 2024, an increase of 23.0% from $8.23 million in fiscal year 2023. After consideration of the impact of rising exchange rates, total revenue increased by 24.3% or 14.1 million in RMB base currency.

	For the Year Ended December 31,
	2024			2023
($ millions)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Mold production	6.87	4.86	29.3%	6.64	4.20	36.7%
Mold repair	1.10	0.48	56.5%	1.08	0.43	60.8%
Machining services	2.14	1.71	20.1%	0.50	0.27	45.2%
Total	10.12	7.05	30.3%	8.23	4.90	40.4%

Revenue from mold production was $6.87 million in fiscal year 2024, an increase of 3.5% from $6.64 million in fiscal year 2023. Despite the adverse impact of exchange rate fluctuations, mold production volume and revenues still represented a slight increase, this indicates that Wuxi Mingteng Mould Technology Co., Ltd. (“Wuxi Mingteng Mould”) maintains long-term relationships with major customers and continues to open up the mold market in fiscal year 2025.

Revenue from mold repair was $1.10 million in fiscal year 2024, an increase of 1.7% from $1.08 million in fiscal year 2023.

Revenue from machining services was $2.14 million in fiscal year 2024, an increase of 327.6% from $0.50 million in fiscal year 2023. The increase was mainly attributed to the Company continuing investment in improving the production capacity in the second half of year 2023 and the first half of year 2024. Revenues from machining services gradually serve as a main source of revenue for the Company in the year 2024. Currently, Kehua Holding Co., Ltd. and Suzhou Green Control Transmission Technology Co., Ltd. are our major customers in machine services.

Cost of Revenues

Cost of revenues was $7.05 million in fiscal year 2024, an increase of 43.9% from $4.90 million in fiscal year 2023. The cost of revenues mainly comes from raw material costs, manufacturing costs and labor costs. The revenues had not increased significantly, the reasons that costs growth has far exceed the growth of revenues as follows:

First, in order to promote the future development of machining service and expand production capacity, Wuxi Mingteng Mould hired more production labor in fiscal year 2024, which lead to an increase of $821,025 in labor cost in fiscal year 2023.

Second, in order to pursue the future development of the aluminum alloy pressure casting mold business and machining service and expand production capacity, the total investment of production machinery and equipment was $1,131,506 in fiscal year 2024, an increase from $650,982 in fiscal year 2023, resulting in an increase of depreciation expense which allocated to production costs of $59,817. The depreciation expense increased to $412,992 in fiscal year 2024 compared to $353,175 in fiscal year 2023. In addition, due to the expansion of production scale in fiscal year 2024, the indirect manufacturing costs also increased, such as the low-value consumption materials (mainly metal processing tools) increased by $446,490, amount to $972,225 in fiscal year 2024 from $525,735 in fiscal year 2023, and the charges for water and electricity increased by $106,101, amount to $260,541 in fiscal year 2024 from $154,440 in fiscal year 2023.

Last, due to the expansion of sales, the production orders increased, which means the materials assumptions also increased accordingly, the assumption of materials increased by $572,183, amount to $2,092,519 in fiscal year 2024 from $1,520,336 in fiscal year 2023.

Gross Profit and Gross Margin

Gross profit was $3.07 million in fiscal year 2024, a decrease from $3.32 million in fiscal year 2023. Gross margin was 30.3% for fiscal year 2024, compared to 40.4% in fiscal year 2023. Compared to fiscal year 2023, the labor costs and manufacturing expenses increased more significantly than the cost of raw materials in fiscal year 2024, leading to a relative decline in the proportion of raw materials within the total cost structure.

Gross margins for mold production, mold repair and machining services were 29.3%, 56.5%, and 20.1%, respectively, in fiscal year 2024, compared to 36.7%, 60.8%, and 45.2%, respectively, in fiscal year 2023.

Operating Expenses

Operating expenses were $8.18 million in fiscal year 2024, an increase of 417.4% from $1.58 million in fiscal year 2023.

Selling expenses were $150,418 in fiscal year 2024, a decrease of 1.8% from $153,213 in fiscal year 2023.The selling expenses remain stable.

General and administrative expenses were $7,395,559 in fiscal year 2024, an increase of 827.8% from $797,140 in fiscal year 2023, primarily due to a) share based compensation $4,408,200; b) the increase of consulting fee in fiscal year 2024 by $1,023,451 compared to fiscal year 2023, the Company paid large amount of consulting and professional fees for the Initial Public Offering (“IPO”) in April 2024; and c) due to the number of employees increased, the employee welfare expenses increased by $201,854; d) the increase in personal income tax accrued for stock-based payment of $736,473; e) after the successful listing of the Company, three independent directors were hired, resulting in an increase in salaries of $67,500.

Research and development expenses were $634,046 in fiscal year 2024, an increase of 0.5% from $630,752 in fiscal year 2023. Research and development expenses remain stable with a slight increase.

Net Income (Loss)

Net loss was $5.68 million in fiscal year 2024, compared to net income of $1.51 million in fiscal year 2023.

Basic and Diluted Earnings (Losses) per Share

Basic and diluted losses per share were $0.97 in fiscal year 2024, compared to basic and diluted earnings per share of $0.30 in fiscal year 2023.

Financial Condition

As of December 31, 2024, the Company had cash and cash equivalents of $2.08 million, compared to $1.06 million as of December 31, 2023.

Net cash provided by operating activities was $0.29 million in fiscal year 2024, compared to $1.30 million in fiscal year 2023.

Net cash used in investing activities was $3.43 million in fiscal year 2024, compared to $0.76 million in fiscal year 2023.

Net cash provided by financing activities was $4.15 million in fiscal year 2024, compared to net cash used in financing activities of $1.25 million in fiscal year 2023.

About Mingteng International Corporation Inc.

Based in China, Mingteng International Corporation Inc. is an automotive mold developer and supplier that focuses on molds used in auto parts. The Company provides customers with comprehensive and personalized and integrated mold services, covering mold design and development, mold production, assembly, testing, repair and after-sales service. With its production plant located in Wuxi, China, the Company aims to build a systematic solution for automobile mold services and create a personalized and integrated “Turnkey Project” for customers. The Company’s main products are casting molds for turbocharger systems, braking systems, steering and differential system, and other automotive system parts. The Company also produces molds for new energy electric vehicle motor drive systems, battery pack systems, and engineering hydraulic components, which are widely used in automobile, construction machinery and other manufacturing industries. For more information, please visit the Company's website: https://ir.wxmtmj.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports its files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries, please contact:

Mingteng International Corporation Inc.

Investor Relations Department

Email: ir@wxmtmj.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

MINGTENG INTERNATIONAL CORPORATION INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2023
ASSETS
Current Assets
Cash and cash equivalents	$2,080,715	$1,056,236
Accounts receivable, net	4,171,809	3,517,632
Other receivables-bank acceptance notes, net	971,044	471,166
Advances to suppliers	122,456	388,110
Other receivables	15,690	12,344
Inventories, net	1,183,572	1,217,045
Contract costs, net	96,656	-
Total current assets	8,641,942	6,662,533

Non-current Assets
Property and equipment, net	3,857,200	3,335,187
Intangible assets	67,710	-
Operating lease right-of-use assets, net	38,133	-
Deferred offering costs	-	715,771
Long-term investments	1,356,618	-
Total non-current assets	5,319,661	4,050,958

Total Assets	$13,961,603	$10,713,491

LIABILITIES AND EQUITY
Current Liabilities
Short-term loans	$1,391,130	$282,378
Accounts payable	1,276,419	1,053,215
Other payables and other current liabilities	1,829,642	1,041,910
Advance from customers	515,650	401,935
Amounts due to related parties	240,166	240,309
Current portion of lease liabilities	13,006	-
Total current liabilities	5,266,013	3,019,747

Non-current Liabilities
Deferred tax liabilities	221,551	246,893
Non-current portion of lease liabilities	20,408	-
Total non-current liabilities	241,959	246,893
Total liabilities	5,507,972	3,266,640

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares (Par value US$0.00001 per share, 5,000,000,000 shares authorized, 6,839,600 and 5,000,000 shares issued and outstanding as of December 31, 2024 and 2023)	68	50
Additional paid-in capital	7,620,339	897,308
Statutory reserves	465,572	465,572
Retained earnings	787,211	6,466,293
Accumulated other comprehensive loss	(419,559)	(382,372)
Total shareholders’ equity	8,453,631	7,446,851

Total Liabilities and Shareholders’ Equity	$13,961,603	$10,713,491

MINGTENG INTERNATIONAL CORPORATION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2024	2023	2022
Revenues	$10,120,257	$8,225,911	$8,026,764
Cost of revenues	(7,052,835)	(4,902,078)	(4,113,661)
Gross profit	3,067,422	3,323,833	3,913,103

Operating expenses:
Selling expenses	150,418	153,213	132,542
General and administrative expenses	7,395,559	797,140	926,786
Research and development expenses	634,046	630,752	492,526
Total operating expenses	8,180,023	1,581,105	1,551,854

(Loss) income from operations	(5,112,601)	1,742,728	2,361,249

Other income (expenses):
Government subsidies	651,267	129,138	92,832
Interest income	1,226	4,459	2,171
Interest expense	(36,769)	(59,477)	(53,991)
Other-than-temporary impairment	(1,121,382)	-	-
Other income, net	19,183	34,440	58,311
Total other income (expenses), net	(486,475)	108,560	99,323

(Loss) income before income taxes	(5,599,076)	1,851,288	2,460,572

Provision for income taxes	(80,006)	(344,586)	(327,384)

Net (loss) income	$(5,679,082)	$1,506,702	$2,133,188

Comprehensive income (loss)
Net (loss) income	$(5,679,082)	$1,506,702	$2,133,188
Foreign currency translation loss	(37,187)	(133,740)	(479,845)
Total comprehensive (loss) income	$(5,716,269)	$1,372,962	$1,653,343

(Losses)/earnings per share
- Basic and diluted	$(0.97)	$0.30	$0.43
Weighted average number of ordinary shares outstanding
- Basic and diluted	5,884,590	5,000,000	5,000,000

MINGTENG INTERNATIONAL CORPORATION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net (loss) income	$(5,679,082)	$1,506,702	$2,133,188
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of property and equipment	515,982	404,881	272,237
Amortization of intangible assets	6,213	-	-
Amortization of right-of-use assets	1,031	97,095	158,180
Share-based compensation expenses	4,408,200	-	-
Impairment loss on long-term investments	1,121,382	-	-
Provision for impairment of inventory	55,510	5,936	-
Provision for impairment of contract costs	11,827	-	-
(Recovery) provision of credit loss	(6,650)	(5,079)	17,606
Deferred income tax	(21,916)	254,224	(4,304)
Loss on disposal of property and equipment	24,905	648	-
Changes in operating assets and liabilities:
Accounts receivable	(705,865)	(1,129,372)	(489,078)
Other receivables-bank acceptance notes	(511,554)	302,846	(294,440)
Advances to suppliers	196,125	(151,983)	(223,562)
Other receivables	28,631	(35,657)	760,209
Inventories	(39,787)	(180,335)	194,674
Contract costs	(109,388)	-	-
Accounts payable	75,993	348,641	224,538
Advances from customers	120,746	343,470	(34,598)
Other payables	7,696	-	50,474
Payroll payable	134,421	(32,932)	166,388
Taxes payable	662,925	(269,691)	354,593
Amounts due to related parties	3,422	(70,819)	(348,333)
Change in operating lease liabilities	(5,794)	(88,586)	(85,075)
Net cash provided by operating activities	294,973	1,299,989	2,852,697

Cash flows from investing activities
Purchase of property and equipment	(945,918)	(761,792)	(1,439,365)
Purchase of intangible asset	(37,698)	-	-
Proceeds from disposal of property and equipment	28,083	-	6,558
Purchase of long-term investment	(2,478,000)	-	-
Net cash used in investing activities	(3,433,533)	(761,792)	(1,432,807)

Cash flows from financing activities
Proceeds from short-term loans	1,404,163	1,419,094	1,709,764
Shareholder contribution	-	-	148,675
Dividends	-	-	(352,123)
Repayment of short-term loans	(280,833)	(2,483,415)	(966,388)
Proceeds from initial public offering, net	3,293,096	-	-
Payments of deferred offering costs	(264,950)	(172,179)	(144,000)
Principal payments under finance lease obligations	-	(12,488)	(230,372)
Net cash provided by (used in) financing activities	4,151,476	(1,248,988)	165,556

Effect of foreign exchange rate change on cash and cash equivalents	11,563	(26,296)	(99,156)
Net increase (decrease) in cash and cash equivalents	1,024,479	(737,087)	1,486,290
Cash and cash equivalents at the beginning of the year	1,056,236	1,793,323	307,033
Cash and cash equivalents at the end of the year	$2,080,715	$1,056,236	$1,793,323

Supplemental disclosures of cash flow information:
Interest paid	$36,769	$59,477	$101,459
Income taxes paid	$113,108	$205,761	$53,991
Non-cash investing activities:
Right-of-use assets acquired under operating lease	$39,526	$-	$-
Liabilities incurred for purchase of property and equipment	$208,651	$21,257	$-
Liabilities incurred for purchase of intangible assets	$36,859	$-	$-